Morgan, Lewis & Bockius

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Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8513

WRITER’S EMAIL

william.ho@morganlewis.com

January 24, 2024

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited
Response to the Staff’s Comments on the Amendment No. 3 to Draft Registration Statement on Form F-1 Confidentially Submitted on November 8, 2023 CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 6, 2023 on the Company’s amendment No. 3 to the draft registration statement on Form F-1 confidentially submitted on November 8, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data, page 12

1.	We refer you to your summary financial information on pages 12 through 14 and pages 60 through 61. Please revise to include earnings per share from continuing operations, earnings per share from discontinued operations, and weighted average shares. Please ensure such information is presented on an actual basis and a pro forma basis, as applicable. Alternatively, tell us how you determined it was unnecessary to disclose such information.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 12, 14, 60, 61 and 62 of the Revised Draft Registration Statement.

2.	We refer you to your summary financial information on pages 14, 61, and 87. Please revise to present captions for continuing operations and discontinued operations within your pro forma financial information for the year ended March 31, 2023. Alternatively, tell us how you determined it was unnecessary to disclose such information.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 61, 62 and 89 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

3.	We note your disclosure on page F-28 that HK$58.46 million (US$7.45 million) is outstanding from Hi Speed at March 31, 2023. To the extent any additional cash is collected, please tell us and revise your filing to disclose the amount of such consideration that has been received to date.

In response to the Staff’s comment, the Company respectfully submits that no additional cash has been collected up to the date of this letter as based on the deed of addendum entered on September 22, 2023, the first instalment would be due in January 2024. The Company has revised the referenced disclosure on page 66 of the Revised Draft Registration Statement.

Reitar Logtech Holdings Limited

Index to Consolidated Financial Statements, page F-1

4.	We note you previously provided audited financial statements of Reitar Capital Partners Limited in a prior amendment and that you have removed those financial statements in this amendment. Please tell us how you considered the requirements of Regulation S-X Rule 3-05 with respect to your determination to remove the audited financial statements of Reitar Capital Partners Limited. Within your response, please provide your significance test calculations. Alternatively, please revise to include such financial statements and provide updated interim financial information.

In response to the Staff’s comment, the Company respectfully submits that it has performed an analysis pursuant to Rule 3-06 and Rule 1-02(w) of Regulation S-X and considered that its investment in Reitar Capital Partners Limited meets the criteria as a “significant investment” and the audited financial statements of Reitar Capital Partners Limited are required to be filed together with its consolidated financial statements. The Company has included the audited financial statements of Reitar Capital Partners Limited for the year ended March 31, 2022 and 2023 on pages F-1 and F-39 to F-66 of the Revised Draft Registration Statement.

The Company has also included the unaudited interim financial information for the six months period ended September 30, 2023 on pages F-1 and F-68 to F-103 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

5. Pro Forma Condensed Combined Balance Sheets, page F-22

5.	We note your inclusion of the pro forma condensed combined financial information, which you state has been prepared in accordance with Article 11 of Regulation S-X, within the footnotes to your historical financial information. Please tell us how presenting such information within the financial statement footnotes is consistent with Rule 11-02 of Regulation S-X. Alternatively, please revise to present such pro forma information outside of your audited financial statements and footnotes and to label it as unaudited. To the extent you revise to remove such pro forma information from your footnotes, please revise your financial statement footnotes to disclose only the supplemental pro forma information outlined in ASC 805-10-50-2.h.3, or tell us how you determined such information is not necessary.

In response to the Staff’s comment, the Company has revised the referenced footnotes to contain only the supplemental pro forma information and included a more detailed discussion of unaudited pro forma information in a separate section on pages F-1, F-22, F-66 and F-67 of the Revised Draft Registration Statement.

6.	We note your inclusion of pro forma balance sheets as of March 31, 2023 and March 31, 2022 here and elsewhere in your filing. We further note the acquisition of Reitar Capital Partners Limited occurred in November 2022. As the transaction has occurred as of the date of your most recent balance sheet, please revise to remove these pro forma balance sheets, or advise. Refer to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has removed the referenced pro forma balance sheets from pages 14, 62, 89 and F-22 of the Revised Draft Registration Statement.

7.	We refer you to your pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2023 here and elsewhere in your filing. We note that the information in the column for Reitar Logtech Holdings Limited (Historical) does not appear to be derived directly from the audited financial statements of Reitar Logtech Holdings Limited. Please revise to present a column derived directly from the audited financial statements of Reitar Logtech Holdings Limited, or tell us how you determined your current presentation is appropriate. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 14, 61, 62, 89 and F-67 of the Revised Draft Registration Statement.

8.	We refer you to your pro forma condensed combined statement of income and comprehensive income for the years ended March 31, 2023 and March 31, 2022 here and elsewhere in your filing. Please revise to present pro forma earnings per share. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 14, 61, 62 and F-67 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise L. Liu at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ William Ho
William Ho
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

Louise L. Liu, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

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